AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2025 AND 2024

(Unaudited)

AVRUPA MINERALS LTD.

Contents

Page

Notice of No Auditor Review of Interim Financial Statements3

Condensed Consolidated Interim Statements of Financial Position4

Condensed Consolidated Interim Statements of Comprehensive Loss5

Condensed Consolidated Interim Statements of Changes in Shareholders’

Equity (Deficiency)6

Condensed Consolidated Interim Statements of Cash Flows7

Notes to the Condensed Consolidated Interim Financial Statements8 – 23

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	Note	June 30, 2025	December 31, 2024
		(Unaudited)	(Audited)
Assets
Current assets
Cash		$271,144	$141,011
Prepaid expenses and advances		54,454	5,894
Deferred financing costs		8,500	-
Due from optionee	5	-	34,267
Sales tax receivables		23.122	9,986
Other receivables		49,304	10,897
		406,524	202,055
Non-current assets
Property deposit	5, 6	160,300	-
Advance to related party	9	194,163	154,292
Tax deposits	6	41,201	41,201
Exploration and evaluation assets	5	167,920	167,920
Equipment	4	13,248	-
Investment in PorMining	5	-	765
Investment in AVU Kosva LLC	5	6,968	-
Advance to Akkerman Finland OY	7	491,938	491,938
Investment in Akkerman Finland OY	7	163,070	190,706
		1,238,808	1,046,822

Total assets		$1,645,332	$1,248,877

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$194,020	$50,071
Accounts payable owed by optionees		-	-
Due to related parties	9	91,009	75,244
		285,029	125,315

Non-current liabilities
Due to Sandfire MATSA	5	160,300	-
		160,330	-

Shareholders' equity
Share capital	8	11,167,907	11,167,907
Reserves	8	7,793,939	7,778,743
Deficit		(17,761,843)	(17,823,088)
		1,200,003	1,123,562

Total shareholders' equity and liabilities		$1,645,332	$1,248,877

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on August 28, 2025. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30

(Unaudited, Presented in Canadian Dollars)

		Three months ended June 30		Six months ended June 30

	Note	2025	2024	2025	2024

Mineral exploration expenses
Mineral exploration expenses	5	$172,990	$11,809	$179,728	$20,638
Reimbursements from optionees	5	(75,206)	(111,818)	(122,079)	(200,433)
		(97,784)	100,009	(57,649)	179,795
General administrative expenses
Bad debt (recovery)		-	(3,966)	-	(16,939)
Consulting fees, wages and benefits	9	42,306	50,529	95,871	95,911
Depreciation	4	-	364	-	726
Investor relations		7,547	27,576	18,231	38,140
Listing and filing fees		7,079	-	14,522	7,411
Office and administrative fees		3,989	2,163	12,197	10,202
Professional fees	9	33,408	26,214	50,840	45,129
Rent	9	2,850	9,199	5,700	12,049
Transfer agent fees		1,325	1,929	2,600	2,981
Travel		4,740	6,062	11,965	9,500
		(103,244)	(120,070)	(211,926)	(205,140)
Other items
Foreign exchange gain (loss)		79	(55)	(69)	(55)
Loss on investment in Akkerman Finland OY	7	(16,603)	(34,217)	(27,636)	(39,309)
Gain on acquiring PorMining	5	358,525	-	358,525	-
		342,001	(34,272)	330,820	(39,364)

Net income (loss) for the period		140,973	(54,333)	61,245	(64,709)
Exchange difference arising on the translation of foreign subsidiaries		9,384	423	15,196	109

Comprehensive income (loss) for the period		$150,357	$(53,910)	$76,441	$(64,600)
Basic earnings (loss) per share	10	$0.00	$(0.00)	$0.00	$(0.00)
Diluted earnings (loss) per share	10	$0.00	$(0.00)	$0.00	$(0.00)

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIENCY)

(Presented in Canadian Dollars)

	Share capital			Reserves
	Number of shares	Amount	Share Subscription	Warrants	Finder’s options	Equity-settled employee benefits	Exchange	Subtotal	Deficit	Total shareholders' equity

Balance as at December 31, 2023 (Audited)	54,674,754	$ 10,990,255	$ -	$ 5,959,577	$ 297,734	$ 1,396,595	$ (11,029)	$ 7,642,877	$ (17,776,458)	$ 856,674
Share issues
Share subscription	-	-	25,000	-	-	-	-			25,000
Comprehensive (loss)	-	-	-	-	-	-	109	109	(64,709)	(64,600)
Balance as at June 30, 2024 (Unaudited)	54,674,754	10,990,255	25,000	5,959,577	297,734	1,396,595	(10,920)	7,642,986	(17,841,167)	817,074
Share issues:
Share subscription	-	-	(25,000)	-	-	-	-	-	-	(25,000)
Shares issued for private placement	10,000,000	216,539		133,461	-	-	-	133,461	-	350,000
Share issue costs	-	(38,887)		-	-	-	-	-	-	(38,887)
Comprehensive income	-	-		-	-	-	2,296	2,296	18,079	20,375
Balance as at December 31, 2024 (Audited)	64,674,754	11,167,907	-	6,093,038	297,734	1,396,595	(8,624)	7,778,743	(17,823,088)	1,123,562
Comprehensive income	-	-	-	-	-	-	15,196	15,196	61,245	76,441
Balance as at June 30, 2025 (Unaudited)	64,674,754	$ 11,167,907	$ -	$ 6,093,038	$ 297,734	$ 1,396,595	$ 6,572	$ 7,793,939	$ (17,761,843)	$ 1,200,003

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30

(Unaudited, Presented in Canadian Dollars)

	Six months ended June 30
	2025	2024

Cash flows from operating activities
Net income (loss) for the period	$61,245	$(64,709)
Items not involving cash:
Depreciation	-	726
Bad debt (recovery)	-	(16,939)
Gain on acquiring PorMining	(358,525)	-
Loss on investment in Akkerman Finland OY	27,636	39,309
Mineral exploration expenses	1,391	-
Changes in non-cash working capital items:
Sales tax receivables	184,821	(1,497)
Due from optionee	34,267	(11,791)
Advance to related party	(39,871)	(21,193)
Prepaid expenses and advances	(549)	(323)
Other receivables	(8,027)	(22)
Accounts payable and accrued liabilities	42,021	4,375
Due to related parties	12,265	45,477
Exchange difference arising on the translation of foreign subsidiaries	18,159	106

Net cash (used in) operating activities	(25,167)	(26,481)

Cash flows from investing activities
Due to Sandfire MATSA	160,300	-
Advance to Akkerman Finland OY	-	(98,156)
Purchase of equipment	-	(593)

Net cash provided by (used in) investing activities	160,300	(98,749)

Cash flows from financing activities
Proceeds from share subscription	-	25,000
Deferred financing costs	(5,000)	-

Net cash (used in) provided by financing activities	(5,000)	25,000
Change in cash for the period	130,133	(100,230)
Cash, beginning of the period	141,011	121,745
Cash, end of the period	$271,144	$21,515

Supplemental disclosure with respect to cash flows (Note 12)

See notes to the consolidated financial statements

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

1.NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is 15th floor, 1111 West Hastings Street, Vancouver, BC, Canada, V6E 2J3. The Company changed its name on July 7, 2010 and began trading under the symbol “AVU” on the TSX Venture Exchange (the “Exchange”) on July 14, 2010. On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”. The Company is primarily engaged in the acquisition and exploration of mineral properties in Europe.

These condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.BASIS OF PREPARATION

a)Statement of compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS Accounting Standards issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

b)Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS Accounting Standards that are published at the time of preparation.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

3.MATERIAL ACCOUNTING POLICY INFORMATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended December 31, 2024.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2024. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the six-month period ended June 30, 2025 are not necessarily indicative of the results that may be expected for the current fiscal year ending December 31, 2025.

4. EQUIPMENT

	Building	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2024	$ -	$ 119,231	$ -	$ -	$ 119,231
Additions during the year	-	-	-	604	604
Exchange adjustment	-	2,462	-	-	2,462
As at December 31, 2024	-	121,693	-	604	122,297
Additions during the period	8,112	3,859	2,275		14,246
Exchange adjustment	284	9,225	3,251	1,689	14,449
As at June 30, 2025	$ 8,396	$ 134,777	$ 5,526	$ 2,293	$ 150,992

Accumulated depreciation
As at January 1, 2024	$ -	$ 118,377	$ -	$ -	$ 118,377
Depreciation for the year	-	865	-	599	1,464
Exchange adjustment	-	2,451	-	5	2,456
As at December 31, 2024	-	121,693	-	604	122,297
Depreciation for the period	447	569	375	-	1,391
Exchange adjustment	46	9,127	3,194	1,689	14,056
As at June 30, 2025	$ 493	$ 131,389	$ 3,569	$ 2,293	$ 137,744

Net book value
As at January 1, 2024	$ -	$ 854	$ -	$ -	$ 854
As at December 31, 2024	$ -	$ -	$ -	$ -	$ -
As at June 30, 2025	$ 7,903	$ 3,388	$ 1,957	$ -	$ 13,248

The depreciation for the six months ended June 30, 2025 of $1,391 is included in the mineral exploration expenses in the statement of comprehensive loss.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal		Kosovo		Others
	Alvalade	Others	Slivova	Others		Total
Exploration and evaluation assets
Acquisition costs
As of January 1, 2025	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920
As of June 30, 2025	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the period ended June 30, 2025
Depreciation	$ 1,391	$ -	$ -	$ -	$ -	$ 1,391
Geological salaries and consulting	145,761	-	-	-	-	145,761
Legal and accounting	1,076	-	-	-	-	1,076
Office and administrative fees	4,163	-	-	-	-	4,163
Rent	18,705	-	-	-	-	18,705
Site costs	5,961	-	-	-	-	5,961
Travel	2,671	-	-	-	-	2,671
Reimbursements from optionees	(122,079)	-	-	-	-	(122,079)
	$ 57,649	$ -	$ -	$ -	$ -	$ 57,649
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ 374,757
Concession fees and taxes	361,864	693,608	23,469	206,975	4	1,285,920
Depreciation	18,569	98,722	-	-	-	117,291
Drilling	610,197	472,513	1,180,217	-	-	2,262,927
Geological salaries and consulting	6,760,112	6,317,147	170,571	720,879	12,359	13,981,068
Geology work	-	32,377	891,582	402,515	364,525	1,690,999
Insurance	25,975	52,112	14,604	15,007	-	107,698
Legal and accounting	2,096	1,244	58,158	13,958	-	75,456
Office and administrative fees	258,435	279,739	83,665	101,624	68,446	791,909
Rent	624,789	596,896	53,787	88,221	20,560	1,384,253
Report	-	-	39.999	-	-	39,999
Site costs	201,798	244,377	189,450	194,582	8,865	839,072
Travel	248,965	247,277	63,047	22,478	15,326	597,093
Trenching and road work	-	-	34,339	-	-	34,339
Reimbursements from optionees	(9,880,528)	(4,890,826)	(3,022,135)	(45,158)	-	(17,838,647)
	$ (767,728)	$ 4,145,186	$ 78,728	$ 1,787,017	$ 500,931	$ 5,744,134

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal		Kosovo		Others
	Alvalade	Others	Slivova	Others		Total
Exploration and evaluation assets
Acquisition costs
As of January 1, 2024	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920
As of December 31, 2024	$ 167,920	$ -	$ -	$ -	$ -	$ 167,920

Mineral exploration expenses for the year ended December 31, 2024
Concession fees and taxes	$ -	$ -	$ 2,964	$ -	$ -	$ 2,964
Geological salaries and consulting	28,881	-	12,884	-	-	41,765
Insurance	506	-	-	-	-	506
Rent	-	-	11,629	-	-	11,629
Site costs	1,474	-	879	-	-	2,353
Travel	2,399	-	-	-	-	2,399
Reimbursements from optionees	(418,539)	-	(29,492)	-	-	(448,031)
	$ (385,279)	$ -	$ (1,136)	$ -	$ -	$ (386,415)
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ 297,975	$ 65,936	$ 10,846	$ 374,757
Concession fees and taxes	361,864	693,608	23,469	206,975	4	1,285,920
Depreciation	17,178	98,722	-	-	-	115,900
Drilling	610,197	472,513	1,180,217	-	-	2,262,927
Geological salaries and consulting	6,614,351	6,317,147	170,571	720,879	12,359	13,835,307
Geology work	-	32,377	891,582	402,515	364,525	1,690,999
Insurance	25,975	52,112	14,604	15,007	-	107,698
Legal and accounting	1,020	1,244	58,158	13,958	-	74,380
Office and administrative fees	254,272	279,739	83,665	101,624	68,446	787,746
Rent	606,084	596,896	53,787	88,221	20,560	1,365,548
Report	-	-	39.999	-	-	39,999
Site costs	195,837	244,377	189,450	194,582	8,865	833,111
Travel	246,294	247,277	63,047	22,478	15,326	594,422
Trenching and road work	-	-	34,339	-	-	34,339
Reimbursements from optionees	(9,758,449)	(4,890,826)	(3,022,135)	(45,158)	-	(17,716,568)
	$ (825,377)	$ 4,145,186	$ 78,728	$ 1,787,017	$ 500,931	$ 5,686,485

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

Licenses have varying required work commitments and carry a 3% Net Smelter Return (“NSR”) payable to the government of Portugal.

Alvalade:

On November 19, 2019, the Company and MAEPA (collectively the “Company”) and Minas de Aguas Teñidas, S.A. (“Sandfire MATSA” or “MATSA”) and its wholly-owned subsidiary Sandfire Mineira Portugal,Unipessoal Lda. (“SMP”), formerly “EUL”, collectively “Sandfire MATSA” entered into an Earn-In Joint Venture Agreement (the “Agreement”) with respect to the Alvalade Project. Pursuant to the Agreement, PorMining, Unipessoal Lda. (“PorMining”) was incorporated on December 17, 2019 to hold assets and develop mineral rights (both as defined) and SMP can earn up to an 85% interest in PorMining. The earning of this interest, subsequent arrangements that may be entered into to explore the assets and, if warranted, the development of one or more projects are referred to as the “Transaction”.

On March 27, 2020, MAEPA and SMP entered into a Quota Transfer Agreement pursuant to which MAEPA split its 100% interest in the share capital of PorMining into two quotas, representing 51% and 49% of the company’s share capital, and sold the 51% quota to SMP for the nominal value of €510.

On March 27, 2020, the Company, MAEPA, Sandfire MATSA and SMP entered into the PorMining Lda. Shareholders’ Agreement (the “Agreement”). Pursuant to the Agreement:

•PorMining has five directors. From the effective date until the second option exercise date, three will be nominated by SMP and two by MAEPA. Thereafter, four will be nominated by SMP and one will be nominated by MAEPA. Upon the occurrence of the 51/49 Phase and thereafter, SMP is entitled to nominate three directors and MAEPA two directors. In the event of dilution of the interest of SMP or MAEPA, each will be entitled to proportional representation (as described) equal to its then interest;

•In the event that SMP and/or MAEPA wish to sell or transfer their shares in PorMining, PorMining has a right of first refusal to purchase all or a portion of the shares. To the extent that PorMining does not exercise its right of first refusal to all the shares, each of SMP and/or MAEPA has a right of first refusal; and

•The Agreement will terminate at such time as there is a final decision regarding the dissolution and liquidation of PorMining, the parties mutually agree on the termination of the Agreement or as provided for under the Earn-In Joint Venture Agreement.

The effective date of the Transaction was June 15, 2020, the date that PorMining received the mineral rights in its name from the General Directorate of Energy and Geology of Portugal (“DGEG”). The Transaction comprised of few phases whereas SMP completed Phase I – First Option and was working on Phase II – Second Option before SMP terminated the Agreement in February 2025.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Alvalade: (Continued)

During Phase I, MAEPA granted SMP the sole and exclusive right to hold an undivided 51% interest in PorMining (the first option) for at least three years from June 15, 2020 of the Experimental Exploitation License (the “EEL”) by DGEG to PorMining. SMP’s right to maintain its 51% interest was conditional upon Sandfire MATSA:

•Paying €400,000 to the Company on or before the effective date (€200,000 was received in December 2019 and the remaining €200,000 was received in June 2020);

•Funding or providing the necessary financial instrument to cover the guarantee, which will be returned to Sandfire MATSA following the release of the guarantee by DGEG (funded €100,000 in June 2020); and

•Funding expenditures (the first option expenditures) on the mineral rights in an aggregate amount of €2,400,000 (€1,200,000 within the first 12 months following the effective date [met] and €1,200,000 in the next 24 months [met]) on or before three years from the effective date or the issue of the EEL.

Effectively in March 2022, Sandfire MATSA completed the Phase I First Option by funding a total of €2,500,000 on the Alvalade project, including the €100,000 guarantee with DGEG, and SMP unconditionally earned the 51% interest in PorMining.

During Phase I, MAEPA acted as the operator of the mineral rights with PorMining paying MAEPA an operator’s fee equal to €100,000 per year, paid monthly starting June 16, 2020, funded by Sandfire MATSA and which formed part of the first option expenditures.

Upon the completion of Phase I, Sandfire MATSA and PorMining continued with having MAEPA acting as the operator and PorMining continued paying the operator’s fee until December 31, 2024.  In January 2025, SMP notified the Company that it intended to transfer its interests in the project back to the Company. During the six months ended June 30, 2025, MAEPA received the final operator’s fee of €8,333 ($12,592) (2024 - €50,000 ($73,430)) where the fund was included in reimbursements from optionee.

Prior to SMP terminating the Agreement in February 2025, as of December 31, 2024, Sandfire MATSA funded €5,221,000 towards Phase II – Second Option, but it did not complete this Phase II – Second Option earn-in.

On February 27, 2025, SMP and the Company signed the termination agreement and for a nominal fee of €510, the Alvalade project and the portion of the share capital of the joint venture entity PorMining held by SMP (51%) was transferred to MAEPA, resulting in the Company owning 100% of PorMining and began consolidating PorMining effective April 1, 2025.  As a result of this transfer, the Company recognized a gain of $358,525 in the statement of comprehensive loss.

Upon DGEG released the guarantee of $160,300 (€100,000) that Sandfire MATSA put in as part of the Phase I – First Option obligation, this amount will be returned to Sandfire MATSA.  As a result, the Company recorded such amount in both the non-current asset (Property deposit) and non-current liability (Due to Sandfire MATSA).  See also Note 6.

SMP and the Company are currently working to finalize current work on the project.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	June 30, 2025	December 31, 2024

Due from optionee
Alvalade – PorMining	$-	$34,267
	$-	$34,267

Kosovo

Slivova (formerly Slivovo) license:

Byrnecut International Limited (“Byrnecut”) earned an 85% interest in the Slivovo property after forwarding $2,834,986 (€2,000,000) for the Slivovo property to the Company and completing a Preliminary Feasibility Study (“PFS”) by April 10, 2017. Byrnecut and the Company set up a joint venture entity known as Peshter Mining J.S.C. (“Peshter Mining”) to reflect the 85:15 ownership and transferred the Slivovo license into Peshter Mining with Byrnecut being the operator. Avrupa’s interest in Peshter Mining was subsequently diluted to below 10%, resulting in the Company’s interest in Peshter Mining being converted into a 2% Net Smelter Return.

On December 31, 2019, the Company wrote down its interest in Slivovo by $143,154 to $1 as the Company was in negotiations with the Kosovo Mining Bureau, along with Byrnecut and Peshter Mining as to how to possibly extend the life of this license. During fiscal 2020, Byrnecut decided not to proceed with advancing Slivovo.  Rather than dropping the license and potentially allowing a third party to stake the open land, Innomatik Exploration Kosovo LLC (“IEK”), Byrnecut and Peshter Mining entered into a binding term sheet (the “TS”) whereby the parties set out the terms on which Peshter Mining would surrender the existing tenements, thereby enabling IEK to apply, as sole beneficial owner, for one or more tenements over the entirety of the tenement area. The license was officially released back to the government. As of December 31, 2020, the Company wrote off $1. On November 2, 2023, Peshter Mining was deregistered and dissolved.

In March 2021, the Company incorporated a wholly-owned subsidiary, AVU Kosova LLC, to apply for a new Slivovo exploration permit. In May 2022, the Company received a seven-year exploration permit known as the Slivova license.

As consideration for Byrnecut ensuring that Peshter Mining complies with its obligations under the TS, IEK must pay to Byrnecut milestone cash payments totaling €375,000 and milestone gold payments totaling 850 troy ounces of gold (together known as “Success Payments”) as follows:

Cash

•€125,000 within 30 days of the first to occur of the completion of a positive bankable feasibility study or the board of directors of IEK making a decision to proceed with the development of a commercial mining operation in respect of all or any part of the tenement area;

•€125,000 within 30 days of issue of a mining license in respect of all or any party of the tenement area; and

•€125,000 within 30 days of commencement of construction of a mine within the tenement area.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

5.EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Slivova (formerly Slivovo) license: (Continued)

Gold

•100 troy ounces within 30 days of commencement of commercial production (“CCP”);

•175 troy ounces within 30 days of the one-year anniversary of CCP;

•250 troy ounces within 30 days of the two-year anniversary of CCP; and

•325 troy ounces within 30 days of the three-year anniversary of CCP.

On August 24, 2022, and subsequently confirmed via a Definitive Agreement (the “Agreement”) on May 2, 2023, the Company and Western Tethyan Resources (“WTR”) entered into an agreement in respect of the Slivova project. WTR is a private exploration company and is 75% owned by London AIM-listed Ariana Resources PLC. Pursuant to the Agreement, WTR can earn up to an 85% interest in the Slivova project.

The terms of the Agreement are as follows:

Date/Period	Expenditures	Option Payment	Earn-in %
On September 1, 2022 (Effective Date)	None	€35,000 (received)
On or before March 1, 2023	€100,000 (spent)	None
On March 1, 2023	None	€35,000 (received)
On or before September 1, 2023	€150,000 (spent)	€30,000 (received)
On or before December 31, 2024 *	€650,000 (spent)	None	51% (Stage 1)
On or before September 1, 2025	€1,000,000	None	75% (Stage 2)

*In June 2024, the Agreement was amended and the completion date for the expenditure of €650,000 was extended from September 1, 2024 to December 31, 2024.

During Stage 1, the expenditures will be in respect of payments for exploration, drilling, baseline environmental and social surveys, and other payments to landowners. As of December 31, 2024, WTR completed the Stage 1 by funding a total of €819,014 on the Slivova project and unconditionally earned the 51% interest in AVU Kosova LLC.  On January 31, 2025, 51% interest was transferred to WTR, leaving the Company recognizing $6,968 as its 49% interest in AVU Kosova LLC as “Investment in AVU Kosova LLC”.

During Stage 2, the expenditures will be in respect of payments for a NI 43-101 resource estimation, commencement of full Environmental Impact Statement (“EIS”), and other exploration expenses.

During fourth and fifth year from the Effective Date (Stage 3), WTR must complete the EIS, Feasibility Study (“FS”), and Mining License application to earn-in 85% interest in the project.

During Stage 4, WTR will complete the Success Payments to the previous JV partner, Byrnecut (see “TS” above).

During Stage 5, the Company will participate in the mine build or dilute to 1% Net Smelter Return (“NSR”).

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

6. PROPERTY DEPOSIT / TAX DEPOSITS

Property deposit:

As of June 30, 2025, the Company had a total of $160,300 (€100,000) (December 31, 2024: $Nil (€Nil)) of cash pledged for its Alvalade exploration license in Portugal. This advance to the Portuguese regulatory authorities is refundable to the Company, subject to completion of the work obligations described in the exploration license application.

Tax deposits:

In November 2018, MAEPA paid €56,505 ($88,201) in lieu of bank guarantees of €77,918 ($121,625) to the Directora de Finanças de Braga in Portugal. This amount was comprised of €51,920 ($81,044) in respect of stamp tax and €4,585 ($7,157) in respect of VAT. The stamp tax portion relates to the interpretation that intercompany advances received by MAEPA are financing loans and, accordingly, are subject to stamp tax. The VAT portion relates to certain invoices for vehicle usage and construction services. As of December 31, 2019, the Company estimated that the judicial review process would take approximately one year for the VAT claim and three to five years for the stamp tax claim and that the likelihood of success for each was 50%. As a result, tax deposits were written down by $41,200 (€28,252) during the year ended December 31, 2019. During 2020, the judicial review ruled that approximately €1,971 VAT remained to be paid while the rest were annulled. The Company accepted this ruling. The Company is still waiting for a trial date regarding the stamp tax and it is estimated that the process can take another one to two years.

7. ADVANCE AND INVESTMENT IN AKKERMAN FINLAND OY

On February 25, 2022, the Company signed a Share Purchase Agreement with Akkerman Exploration B.V. (“AEbv”) to acquire up to a 100% ownership interest in Akkerman Finland OY (“AFOy”), an entity holding certain mineral rights (the “Property”) in Finland.

The acquisition terms are as follow:

•The Company can earn an initial 49% interest in AFOy in Stage One by issuing 1,470,000 common shares (issued at a value of $95,550), paying €150,000 ($211,800) into AFOy for the purpose of paying existing shareholder loans (paid), and depositing €200,000 ($282,400) into a dedicated account (paid), to be spent on exploration expenditures during the period between the completion of Stage One and the completion of Stage Two.  The €200,000 ($282,400) was recorded as an advance to AFOy as of December 31, 2023.  As of June 30, 2025 and December 31, 2024, the Company advanced a total of $491,938 to AFOy.

•As a Stage Two earn-in, the Company had the option, for a period of 12 months from the date of completion of Stage One, to acquire the remaining 51% interest in AFOy, bringing their total interest to 100%. The option to acquire the additional 51% interest expired on March 3, 2023.

The Company and AEbv formed a technical committee comprising of one representative from each party, with AEbv’s representative having the casting vote.

As at June 30, 2025, the Company holds a 49% interest in AFOy (December 31, 2024 – 49%). The investment in associate was assessed for impairment indicators relating to the underlying assets of AFOy in accordance with IAS 36 and IFRS 6.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

7. ADVANCE AND INVESTMENT IN AKKERMAN FINLAND OY (Continued)

The six months ended June 30, 2025 and the year ended December 31, 2024 calculation for the Investment in AFOy is as follows:

Investment in AFOy as at January 1, 2024	$230,963
Loss on investment in AFOy	(40,257)
Investment in AFOy as at December 31, 2024	$190,706
Loss on investment in AFOy	(27,636)
Investment in AFOy as at June 30, 2025	$163,070

The six months ended June 30, 2025 and 2024 calculation for the Investment in AFOy is as follows:

	2025	2024
AFOy’s net loss	$56,400	$80,221
The Company’s ownership %	49%	49%
Share of loss of an associate	$27,636	$39,309

The following table illustrates the summarized financial information of AFOy:

	June 30, 2025	December 31, 2024
Current assets	$25,601	$100,737
Non-current assets	589,713	549,172
Current liabilities	22,920	21,344
Non-current liabilities	913,710	850,896
Loss for the period	56,400	82,157

8. CAPITAL AND RESERVES

(a)Authorized:

At June 30, 2025, the authorized share capital was comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)Share issuances:

i.On September 5, 2024, the Company completed a non-brokered private placement by issuing 10,000,000 units (“Unit”) at a price of $0.035 per Unit for gross proceeds of $350,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.10 until September 5, 2027. The warrants were ascribed a value of $133,461. The Company incurred share issue costs in the amount of $38,887 in connection with the financing.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(c)Share Purchase Option Compensation Plan:

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

Stock option transactions and the number of stock options for the six months ended June 30, 2025 are summarized as follows:

	Exercise	December 31,			Expired/	June 30,
Expiry date	price	2024	Granted	Exercised	cancelled	2025
March 14, 2027	$0.08	1,575,000	-	-	-	1,575,000
Options outstanding		1,575,000	-	-	-	1.575.000
Options exercisable		1,575,000	-	-	-	1,575,000
Weighted average exercise price		$0.08	$Nil	$Nil	$Nil	$0.08

As of June 30, 2025, the weighted average contractual remaining life is 1.70 years (December 31, 2024 – 2.20 years).

Stock option transactions and the number of stock options for the year ended December 31, 2024 are summarized as follows:

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2023	Granted	Exercised	cancelled	2024
January 7, 2024	$0.20	45,750	-	-	(45,750)	-
March 14, 2027	$0.08	1,575,000	-	-	-	1,575,000
Options outstanding		1,620,750	-	-	(45,750)	1.575.000
Options exercisable		1,620,750	-	-	(45,750)	1,575,000
Weighted average exercise price		$0.08	$Nil	$Nil	$0.20	$0.08

The weighted average assumptions used to estimate the fair value of options for the six months ended June 30, 2025, and 2024 were:

	2025	2024
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

8. CAPITAL AND RESERVES (Continued)

(d)Warrants:

The continuity of warrants for the six months ended June 30, 2025 is as follows:

	Exercise	December 31,				June 30,
Expiry date	price	2024	Issued	Exercised	Expired	2025
February 28, 2025	$0.125	16,666,667	-	-	(16,666,667)	-
September 5, 2027	$0.100	10,000,000	-	-	-	10,000,000
Outstanding		26,666,667	-	-	(16,666,667)	10,000,000
Weighted average exercise price		$0.116	$Nil	$Nil	$0.125	$0.10

As of June 30, 2025, the weighted average contractual life is 2.18 years (December 31, 2024 – 1.11 years).

The continuity of warrants for the year ended December 31, 2024 is as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2023	Issued	Exercised	Expired	2024
February 28, 2025	$0.125	16,666,667	-	-	-	16,666,667
September 5, 2027	$0.100	-	10,000,000	-	-	10,000,000
Outstanding		16,666,667	10,000,000	-	-	26,666,667
Weighted average exercise price		$0.125	$0.10	$Nil	$Nil	$0.116

The weighted average assumptions used to estimate the fair value of warrants for the six months ended June 30, 2025 and 2024 were:

	2025	2024
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the six months ended June 30, 2025
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (b) Chief Executive Officer, Director	$ 75,000	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 75,000

For the six months ended June 30, 2024
	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn (b) Chief Executive Officer, Director	$ 75,000	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil	$ 75,000

Related party liabilities

		Six months ended				Amounts due to:
	Services / Advances	June 30, 2025		June 30, 2024		As at June 30, 2025		As at December 31, 2024
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management, accounting, marketing and financing services		$61,200		$53,200		$91,009		$74,864
Paul W. Kuhn (b)	Consulting and share-based payment		$75,000		$75,000	$	Nil	$	Nil
Mark T. Brown (d)	Expense reimbursement		$3,488	$	Nil	$	Nil		$380
TOTAL:			$139,688		$128,200		$91,009		$75,244
						Amounts due from:
Paul W. Kuhn (b)	Consulting services	$	Nil	$	Nil		$194,163 (c)		$154,292 (c)

(a)Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)On June 1, 2019, the Company entered into a Contract for Services (the “Contract”) with a contractor to serve as the Company’s president and chief executive officer. The contractor is responsible for providing technical oversight and guidance, establishing corporate goals and objectives and setting and implementing corporate strategies. Pursuant to the Contract:

•The contractor will receive a fee of $12,500 per month and a rent allowance of €4,000 for the first four months;

•If the Company is substantially sold or has a change of control (as defined), the contractor will receive a payment equal to two years of fees; and

The contract remains effective until terminated in writing by either the Company or the contractor. The Company may terminate the contract at any time without notice or payment in lieu thereof for cause or at any time without cause by providing six months’ written notice or by paying the contractor in lieu of notice. The contractor may terminate the contract at any time by providing the Company with three months’ written notice.

(c)This amount relates to PorMining paying Paul Kuhn for his technical services consulting in excess of the Contract (defined above in Note 9(b)). Such amount will be used to offset and reduce the Company's monthly fee payable to Paul Kuhn per the Contract.

(d)Mark T Brown is a director of the Company.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

10. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share

The calculation of basic earnings per share for the six months ended June 30, 2025 was based on the earnings attributable to common shareholders of $61,245 (2024 – loss of $64,709) and a weighted average number of common shares outstanding of 64,674,754 (2024 – 54,674,754).

The calculation of diluted earnings per share was based on the earnings attributable to common shareholders and weighted average number of common shares after adjustment for the effect of all dilutive potential common shares (1,575,000 share purchase options and 10,000,000 warrants outstanding at six months end June 30, 2025). The calculation of diluted loss per share did not include 1,575,000 share purchase options and 16,666,667 warrants at six months end June 30, 2024 as they are anti-dilutive.

11. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, other receivables, advance to related party, due from optionee, accounts payables and accrued liabilities and due to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk, commodity price risk and currency risk.

(a)Credit risk

The Company’s cash is held in financial institutions in Canada, Portugal and Kosovo.  Amounts are receivable from optionee and a related party.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at June 30, 2025, the Company had cash of $271,144 (December 31, 2024 - $141,011), advance to related party of $194,163 (December 31, 2024 - $154,292), sales tax receivables of $23,122 (December 31, 2024 - $9,986) and other receivables of $49,304 (December 31, 2024 - $10,897) to settle current liabilities of $285,029 (December 31, 2024 - $125,315).

Accounts payable and accrued liabilities are due within the current operating period.

(c)Interest rate risk

Interest rate risk is not material as the Company does not have any significant financial assets or liabilities subject to fluctuation in interest rates.

(d)Equity market price risk

The Company is exposed to price risk with respect to equity market prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

11. FINANCIAL INSTRUMENTS

(e)Currency risk

The Company’s property interests in Portugal, Finland and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company has net monetary assets of $237,000 dominated in Euros. A 1% change in the absolute rate of exchange in US dollars and Euros would affect its net loss by $2,500.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company does not have any financial instruments that are measured at fair value.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The non-cash transactions during the six months ended June 30, 2025 and 2024 were as follows:

•As at June 30, 2025, a total of $3,500 (2024 - $6,000) in deferred financing costs were included in due to related parties;

•As at June 30, 2025, a total of $8,500 (2024 - $Nil) in share issue costs were included in due to related parties.

13. MANAGEMENT OF CAPITAL RISK

The Company manages its cash, common shares, warrants and share purchase options as capital (see Note 8).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration or operations in the near term.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited, Presented in Canadian Dollars)

14. SEGMENTED FINANCIAL INFORMATION

The Company operates in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

	June 30, 2025	December 31, 2024
Non-current assets
Portugal	$ 400,482	$ 209,886
Kosovo	6,968	-
Finland	655,008	682,644
Canada	176,350	154,292
	$ 1,238,808	$ 1,046,822

	Six months ended
	June 30, 2025	June 30, 2024
Mineral exploration expenses
Portugal	$ 179,728	$ 15,124
Kosovo	-	5,514
	$ 179,728	$ 20,638